OFFERING MEMORANDUM

Gulfstar Air Charters, Inc.

100,000 Shares of Common Stock - $100,000.00 Total
$1.00 per Share
Minimum Purchase per Investor – $500.00
Maximum Purchase per Investor - $100,000.00

PERKS:

$500+ you will receive a company ball cap.

$1,000+ you will receive company Polo Shirt & Ball Cap.

$2,500+ Additional 5% bonus shares *plus* a Polo Shirt & Ball Cap.

$5,000+ Additional 5% bonus shares *plus* Polo Shirt & Ball Cap *plus* lunch for two at Rusty Pelican in Newport Beach with a member of our management team. (Transportation not included) *All perks occur after the offering is completed*

COMPANY OVERVIEW

PAY ONCE AND FLY AS MUCH AS YOU WANT! Gulfstar is a subscription-based, members-only club that will offer All-You-Can-Fly, between California cities, Las Vegas and Scottsdale, for one low monthly fee. Featuring: free parking, private uncrowded terminals with concierge service, roomy first-class seating, no TSA lines and no charge for luggage, golf clubs or skis. Monthly club dues are all-inclusive, travel as many times as you like, with no long-term contract and book your flight in seconds on your mobile device.

Gulfstar Airways will exceed our members and investors' expectations by offering the safety and comfort of multi-engine jet service configured with only 16 roomy first-class seats. With in-flight cabin attendant, full service lavatory, Wi-Fi and electricity at each seat.

This business model is different from Jet Suite, Wheels-Up, NetJets or charter aircraft companies, that wait for the customer to call to generate income. The current competition in the private membership club sector, offers small eight seat, single-engine aircraft, with no cabin attendant or lavatory and have baggage and city restrictions.

Over the past five years, **subscription business** sales have grown nine times faster than S&P 500 sales and four times faster than US retail sales. Applying this to the air travel market will enable us to project revenues into the future and need not rely on ticket sales; thus, operating expenses and profits are covered. Gyms, Publications, SiriusXM Radio, Weight Watchers, Omaha Steaks, Dollar Shave club; now Ann Taylor, Cadillac and Porsche. Here's your opportunity to own a piece of an airline with just a small investment.

Founder and CEO Paul Joseph (Joe) Posti, Jr., is a successful three-time entrepreneur, seasoned aviator with over 23,000 flight hours and the recipient of the distinguished F.A.A. "Wright Brothers Master Pilot" award. The Gulfstar senior management team brings decades of aviation and business experience plus proven executive leadership in sales and marketing.

OBJECTIVES

The long-term goal of Gulfstar is to create a brand that is recognized nationwide as the premium, members-only club, offering real VIP first class air service. Solving a need for timesaving, spacious and convenient air travel, where one price includes all air transportation cost. Creating an all first-class, no hassle way to travel by air for frequent fliers without the high cost of charter or last-minute airline prices. On the same club model, expanding to the Texas, Florida Southeast commuter markets. Connecting each market with one stop service from West Coast to East Coast; and Florida to New York area. Operating Embraer 135/145 jet aircraft, with 16-26 roomy all first-class seats in a way that most cannot conceive.

Short-term goals are starting with dependable, pre-owned jet aircraft offering fast, safe air service to seven major cities. Connecting Southern California to the bay area, Las Vegas and Scottsdale, AZ by offering two and three scheduled flights a day to each city. Proving the concept to be financially sound and a practical solution to air travel, we will add additional aircraft and members, expanding to other cities. To be recognized as a club with travel solutions for the public, using safe, comfortable aircraft, successful and profitable.

1. **Establish** 1,200 members signed up for our program by end of first year.
2. **Positive** media recognition to make business grow fast.
3. **Attract** new customers from the existing operators, charter and airline market.
4. **Show** travelers an alternative to long lines, crowded terminals and single-engine planes.
5. **Profitable**, self-sufficient and build investor confidence.
6. **Service** to 7 cities Monday thru Friday including Las Vegas
7. **Create** a BRAND that people are attracted to and fun to be around.

KEYS TO SUCCESS

• **Pre-operational stage – Secure financial support**

• **Employing an experienced, highly motivated professional team**

• **Intelligent, progressive, and aggressive marketing**

• **Keep it Simple with next generation technology**

• **Use of recognized, pre-owned and updated aircraft**

• **Create a brand**

• **Identifying and quickly developing cost-effective opportunities**

• **Establishing a high level of operational oversight and quality control**

• **Safely transport and service our members**

PRODUCT DESCRIPTION

Air travel club, where members enjoy unlimited flying, paying a one-time initiation fee and monthly dues to fly as many times as they want; with no long-term contract. **A Subscription Business!** Our members use well-appointed private terminals with free car parking, walking a short distance to the plane. No TSA lines as all our members are given a background check and are pre-cleared for our company. No charge for baggage, skis or golf clubs. We greet each member with our private concierge service on departure and arrival and we can make ground transportation arrangements with advanced notice. Taxi, limo/sedan or auto rental is right next to the plane. Our flight routes are the same, if not faster than the airlines with our twin jet-engine aircraft flown by two professional, experienced pilots and great cabin service & safety from our flight attendants.

Members travel as many times as the want. No tickets, all reservations are made with smart phone or on-line. If a seat is available, you can show up 15 minutes before departure. <u>After you use each reservation our system automatically refreshes and you can make the next reservation.</u> You can even bring a friend and we will charge by the trip for your guest. Members can quit after four months with a thirty-day written notice. Corporate and family plans available. Compare our aircraft with our competition!

Embrarer 135 twin jet engine, all weather, six-foot stand-up and seven-foot-wide cabin, full service galley and lavatory. Aircraft is still in production and parts and service are readily available. Sixteen comfortable, large first-class seats and much more legroom than the airlines or our competitor can offer. Complimentary snacks, soft drinks, coffee, tea and water are available on each flight. Golf Clubs, skis and luggage fly free and Inflight Wi-Fi & 110-volt AC at each seat.

Our flight legs are relatively short and the 16 seat Embraer 135 Twin-jet offers safety, reliability and economy with on-board comfort. Services equal to chartering a private jet without the high cost; much better than traveling by major airlines or a commuter. Offering scheduled flights Monday thru Friday. Initially serving Santa Barbara, Burbank, Long Beach, San Jose, Oakland, Scottsdale, Las Vegas and expanding.

One-time initiation fee of $2,000

Blue - Plan Two: Monthly Dues $2,395 - Member can book two (2) flights at one time.

Gold - Plan Four: Monthly Dues $2,695 - Member can book four (4) flights at one time. Includes one complimentary guest pass a month on a round-trip.

Platinum - Plan Six: Monthly Dues $2,995 – Member can book six (6) flights at one time. Includes one complimentary guest pass a month on a round-trip.

<u>After you use each reservation our system automatically refreshes and you can make the next reservation.</u>

THE MARKET

FACTS - California is one of the most dynamic intercity travel markets in the U.S. with a stable population of thirty-eight million of which 832,849 are millionaires. 2016 US DOT data reported that the Southern California aviation market grew by 6%, versus 4.7% nationally. About 34,775 people, commute by air, 2.3 to 3.4 times a month between California, Nevada and Arizona. California is densely populated making it cumbersome to travel the state for business or pleasure, by auto or plane. The top markets by commercial enplanements from Long Beach and Burbank airports are: Las Vegas, San Francisco, Oakland, Phoenix and Sacramento. Total direct air-travel spending in 2016 was $2.36 billion, up 3.4% from previous year and has been steadily climbing since 1992. Load factors have increased by 9%, fuel prices have dropped by 50% from 2005 to 2015 and profits have doubled. Airlines are charging more, adding more seats-reducing leg room and service.

PROBLEM – Commuter travel in California is time consuming, inconvenient, crowded, no personal service nor privacy. Passengers are becoming reluctant to pay **high fares** (especially premium business fares) and the extra cost for parking and bags. The extended **time** required to fly out of busy large hub airports between commuter cities is ridiculous. Over the years the increasing poor **service**, lack of comfort and amenities for the frequent traveler has created the corporate jet charter market. Add to that, today's current threats & flight risk, long lines, TSA **delays** and crowded terminals, travelers are looking for an alternative. But not all travelers can afford $3,000+ an hour for a private jet.

Gulfstar: **PRODUCT OR SERVICE?** – Both, and they are recurring! Our product is fast, reliable air transportation in twin-engine jet aircraft. Our service starts with free parking, concierge in uncrowded private terminals, no lines or TSA to bother members, free beverages and snacks. In Terminal Wi-Fi, and Wi-Fi and 110-volt electricity on each aircraft. Recurring because members pay monthly dues and all our cost are paid for in advance. We even make more money on every empty seat. Simplicity of one payment a month and fly all you want.

OUR CUSTOMER - Today's technology-oriented traveler wants uncomplicated, simple and easy way to travel for their business and pleasure. Private aviation greatly enhances the quality of business, personal and family life for all Californians by allotting more time to do what they want. Air transportation allows an average citizen to reside anywhere and still keep in touch by reaching their destination faster than any other mode. People travel within the state for various reasons including business, family vacations, reunions, weddings or just to keep in touch. Our target members (travelers) are between the ages of 25 to 55 and earn $250,000 per year, personal income. We are not limiting our membership to these criteria. Many high-level executives want this type of service, but are not allowed to travel in single-engine aircraft! We have identified who is traveling the most between California cities. California corporations continue to decentralize their operations by moving to smaller, more economical communities to be more competitive. These smaller cities cannot accommodate large airline jet operations and usually by opting to use corporate charter air services.

ACQUIRING OUR CUSTOMER – With a lot of thinking, planning, research and fifty-years aviation experience in Military, Airline and Corporate VIP operations, I came up with this concept. Offer more for the money, save time, plenty of VIP service, roomy seats, no crowds, lines or TSA and bring your golf clubs and bags.
1. Offer easy fast booking in one minute on a mobile device.
2. Free parking close to the plane.
3. Private executive terminals with concierge service.
4. No lines, no crowds or TSA inspections.
5. Free beverages and snacks in terminal and on the aircraft.
6. Wi-Fi in the terminal and on the aircraft with 110-volt plug at each seat
7. No charge for bags, skis or golf clubs.
8. Twin-Engine Corporate jets with dual wheels for safety.
9. Roomy seating with cabin attendant service and a lavatory you can use.
10. Faster, safer more leg room than our competition.
11. Competitively priced

HOW DO WE KEEP OUR MEMBERS – Listen to what they want and offer the best in Quality, Service and Image. According to our research, there will be about 2%-3% turnover rate, but I will try to reduce that number. Each new member will pay a $2,000 initiation fee and bring other people to see what they are doing. Gulfstar does not oversell our flights; and ask who wants to give up their seat? We limit our membership and accept future members in a wait position. When a member leaves, we fill that spot immediately. Know our members by name, offer more amenities, better service and guest passes. Stay one step ahead of any competition. There are plenty of potential customers in California. We just have to tell them we are here!

START-UP CITIES - Given the demand for intercity trips, Long Beach's proximity to downtown Los Angeles and Orange county make it an attractive arrival point and easy to get to. Burbank airport will serve the San Fernando Valley, Beverly hills and Hollywood market. Our initial concentration is connecting these airports with Oakland, San Jose, Santa Barbara, Scottsdale and Las Vegas. As the system is expanded with additional aircraft, the opportunity to serve markets such as, but not limited to Monterey, Napa/Sonoma, San Diego, Reno/Truckee, Sacramento, Paso Robles, Salt Lake City and Portland will greatly enhance our product. Continuing to add commuter routes in Texas and Florida. (see Page 17)

PROOF OF CONCEPT - There is one operator in California that offers a similar product and started in 2013 with 240 members. They have grown to over 3,000 members today; constantly raising their price from $500 to $1,950 per month. However, they operate small single-engine aircraft that seat 8 people knee to knee with no cabin service or lavatory. They are restricted to small soft bags with a weight limit and do not have the capabilities to carry skis or golf clubs and cannot fly outside the state. This does prove the model that people are willing to belong to a private club that offer an easy way to travel. According to a 17-page report by Zuora on subscription-based businesses, growth rate is a leading indicator of a company's success. Subscription businesses increase retention by tailoring offerings based on behavioral insights and willingness to pay, and increase capture rates by taming the complexity of electronic payments.

SOLUTION: *Gulfstar*! After speaking with many members from the competition and over 100 travelers at the airport, we have created a better product. Our certificate entitles us to travel to any state and operate multi-engine jet aircraft and up to 30 seats. We have the better product and offer much more, being priced competitively! Gulfstar Airways will provide a modern, fast and comfortable air service that will make intercity travel more effective than by bus, train, auto or commercial airline. Get on Gulfstar Airways 15 minutes before departure. When people see our aircraft compared to the competition we are confident that many members will come to our operation, however we are not dependent on that! We have a market waiting for this model in a jet, with leg room, served by a cabin attendant. We know what it costs to be profitable and our competition is behind the curve!

COMPETITION AND BUYING PATTERNS
IATA – (International Air Transportation Association) Four out of ten passengers **do not** choose the cheapest flights; Two out of ten do! The other four choose convenience over Brand loyalty. We try to blend price with convenience, VIP service and time savings. Our operation takes you to a new level of private VIP service in a corporate aircraft sitting in larger more legroom seats. Feeling safer with known, fellow club members with social and networking options. **Proprietary** is not important! Remember – Gas Stations, Drug stores, Super markets and many other like businesses open near or next to their competition. Let the other guy educate the market and the second company can take advantage of the educated consumer.

Southwest, Delta, United, American, Jet Blue and all use major crowded airport terminals with lines and TSA inspections. They also cram as many passengers as they can into the plane and you pay for parking and bags. Not to mention their cabin attendants are there for your safety ONLY.

Chartering a private aircraft to fly to another city, usually requires a minimum charge, plus fuel surcharge, plus landing fees. If the passenger wants to stay overnight; crew per-diem, hotel, meals and aircraft parking charges are added. If they cannot stay the night they will charge for retuning the plane to home base without you, and charge again to come back and pick you up.

Fractional ownership and Jet cards are even more expensive. You will pay a large amount of money up front ($650,000 minimum), three years later you will get the depreciated difference AND you will pay a minimum of $9,600 per month management fee PLUS $1,950/ flight hour for 50 hours' minimum each year. Buying a ticket and riding in a 37 seat Embraer 135 like ours (with 16 seats) is like riding in a sardine can.

Other programs will fly you in **crawl-in** King Air charging $17,500 to join and $8,500 per year PLUS pay $3,850 per flight hour (no cabin attendant and no lavatory). Charter-brokers have no control of aircraft and do not have FAA or DOT certification or responsibility.

Surf Air uses small single-engine planes, squeezing 8 passengers in, knee to knee. Baggage has a weight limit, can't carry skis or golf clubs, they recommend you NOT to use the lavatory, no cabin attendant for inflight service and safety. They can't fly outside California and use another operator for those flights. They are limited to 8 seats and cannot use jet aircraft, restricting their growth potential. Many of their members told us they want a choice.

- *What is a crawl-in*? An aircraft that has a small cabin height of 4' 8" or less.

THE COMPANY

The management has taken the successful formula of Southwest Airline and applied it to Gulfstar, and by adding the element of the subscription model, has created a new category of air travel. To meet FAA and DOT regulations to operate 30 seat Jet aircraft there must be two companies. This allows us to operate without all the costly restrictions imposed on the big airline carriers. **Gulfstar Airways** (an indirect operator) is the private members-only club, collecting the dues and fees from the members. All money will be transferred to **Gulfstar Air Charters. Inc.** for services rendered. The aircraft are owned and operated by **Gulfstar Air Charters**, a FAR 135 full service direct operators. **Gulfstar Air Charters** owns all the assets, and the employees work for this company. Corporate offices and operations will be located at the Long Beach airport. Our management team of professionals are proud and willing to work hard for Gulfstar and have a passion to serve the passenger and company needs. Employee goals are operational safety, on-time performance and customer service, solving any and all challenges immediately. DoT and FAA regulations require the companies to be set up this way.

INVESTORS will be investing in **Gulfstar Air Charters, Inc**. a California corporation.

MANAGEMENT TEAM

Our management team has over 180 combined years of experience in Operations, Training, Sales, Maintenance, VIP service, Human Resources, legal and accounting.

Paul Joseph (Joe) Posti, Jr. – is the founder and President of Gulfstar Air Charters, Inc. An experienced entrepreneur; previously started two air carrier operations and one lithographic company in California, successfully selling them. His career includes six years in US Navy, Eastern Airlines, Korean Airlines, Surinam Airways and has managed the flight department for a few major corporations with annual budgets exceeding $10-million. Having flown Mr. Forbes, Henry Kissinger, Elvis Presley, ELO, Johnny Mathis and many other celebrities, Mr. Posti knows service and has commanded aircraft in over 48 countries and 23,400 flight hours. His experience and knowledge of FAA and DOT regulations enable him to be the right person to lead this company to success. He received the distinguished "**Wright Brothers Master Pilot Award**" from the F.A.A. and has degrees in Aerospace Technology and Business. All the other staff have many years' experience in their filed.

LEGAL PROCEEDINGS - There is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending or, to the Company's knowledge, currently threatened against the Company or against any officer, director or key employee of the Company in connection with such person's role with the Company. There is no action, suit, proceeding or investigation by the Company pending or which the Company intends to initiate.


NOTICE TO OFFEREES


Any estimates, projections and forward-looking statements with respect to future performance set forth in this Memorandum have been provided to assist you in your evaluation, and although they have been prepared on the basis of assumptions and hypotheses that management believes to be reasonable, should not be relied upon as an accurate representation of future results.

It is the recipient's obligation to conduct his, her or its own due diligence. No persons have been authorized to make any representations other than those contained in this Memorandum, and if given or made, such representations should not be considered as authorized.

Sales will only be made to persons who have the knowledge and experience to evaluate the merits and risks of the investment, who have no need for liquidity with respect to their investment, and who can bear the illiquidity of the securities offered hereby.

Statements in this Memorandum are made as of the date hereof unless stated otherwise and neither the delivery of this Memorandum at any time, nor any sale hereunder, shall under any circumstances create an implication that the information contained herein is correct as of any time subsequent to this date.

There is currently no public or other market for shares or the securities, and we have no obligation and no intention to take any action whatsoever to cause or assist in causing any market to develop for the Preferred Stock or any other securities of GULFSTAR AIR CHARTERS, and there can be no assurance that a public or other market will develop. Each prospective investor should proceed only on the assumption that such prospective investor may have to bear the economic risk of an investment in the shares offered hereby for an indefinite period of time.

In making an investment decision, investors must rely on their own examination of GULFSTAR AIR CHARTERS, Inc. and the terms of this Offering, including the merits and risks involved. Prospective investors should not construe the contents of this Memorandum as investment or legal advice. This Memorandum should be reviewed by each prospective investor and such investor's investment, tax, legal, accounting and other advisors.

JURISDICTIONAL (NASAA) LEGENDS

FOR RESIDENTS OF ALL STATES: THE PRESENCE OF A LEGEND FOR ANY GIVEN STATE REFLECTS ONLY THAT A LEGEND MAY BE REQUIRED BY THAT STATE AND SHOULD NOT BE CONSTRUED TO MEAN AN OFFER OR SALE MAY BE MADE IN A PARTICULAR STATE. IF YOU ARE UNCERTAIN AS TO WHETHER OR NOT OFFERS OR SALES MAY BE LAWFULLY MADE IN ANY GIVEN STATE, YOU ARE HEREBY ADVISED TO CONTACT THE COMPANY. THE SECURITIES DESCRIBED IN THIS MEMORANDUM HAVE NOT BEEN REGISTERED UNDER ANY STATE SECURITIES LAWS (COMMONLY CALLED "BLUE SKY" LAWS).

1. ALL FIFTY STATES: Although some states offer an exemption, the Securities offered have NOT been registered with any Administer or Commission of any state. Therefore, no state has approved or disapproved of these Securities. No state has determined the accuracy of this document.

2. CALIFORNIA RESIDENTS: these securities are subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under the securities act of 1933, as amended, and the applicable state securities laws, pursuant to registration or exemption therefrom. Investors should be aware that they may be required to bear the financial risks of this investment for an indefinite period of time.

DETERMINATION OF OFFERING PRICE

The offering price for the Securities was determined on an arbitrary basis and such price bears no relationship to any established criteria for company valuation. There is no relationship whatsoever between the offering price of the Stock and the Company's assets, earnings, book value or any other objective criteria of value. The offering price may not be indicative of the price at which the Company's Shares would trade if they were listed on an exchange or actively traded by brokers, nor of the proceeds that an investor would receive if Gulfstar Air Charters were liquidated or dissolved.

When valuing our company, it should be taken into consideration the concept, knowledge, skills and experience of the founder/business leader and management team. Time invested in research, trial & error planning, and viability of success, should all be considered in coming up with a valuation! I have devoted the last few years developing and researching a plan that will work without major debt and offer the highest possibilities of success and a solid return to investors. This required a vast knowledge of FAA and DOT regulations, meetings with local and Washington D.C. regulators and exceptional business skills.

CONSIDER:
1. The background, knowledge and experience of our core team.
2. Proven, educated and existing market in California.
3. The product is unique and we will be the first to do this with large jet aircraft.
4. Competitive pricing and offer roomy first-class seating with cabin service.
5. Low risk and solid return to investors does not depend on seat sales or load factors.
6. All company expenses and profits are pre-paid by monthly member dues.
7. Expansion and growth is present.
8. Profitable in the first year - open the doors with at least $3,516,000 cash in the bank
9. *Pro-Forma* First year EBITDA 37.13% and net margin over 15%.

CAPITALIZATION

As of the date hereof, the founding partners of the company are Paul Joseph Posti, James Harry LaMontagne and Robert Scott Posti. No stock has been issued. Each person serves on the Board as a Director and an active employee of the company holding a management position.

Name of	Percentage owned
Paul J. Posti, Jr	80.00%
Robert S. Posti	10.00%
James H. LaMontagne	10.00%
	100.00%

USE OF PROCEEDS AND FINANCING NEEDS

The net proceeds to be received by Gulfstar Air Charters from the sale of all of the Securities offered hereby are estimated at $100,000.00 assuming that no such shares are sold through brokers and/or dealers. Gulfstar Air Charters started with $70,000 from the founders and has no other prospective source of capital other than from the sale of the Securities in this Offering. Currently Gulfstar has $5,500.00 in bank account with no debt to the company or Paul J. Posti.

The company will use minimum raised funds ($100,000.00) to market and generate additional funding through a PPM, SAFE and other sources. Gulfstar Air Charters, Inc. is also filed with SEC in Reg "D" 506C for accredited investors who seek an equity investment. The airline requires between ten and fifteen-million dollars. The minimum will allow us to start operations with four leased aircraft.

There is no plan to use these funds for executive salaries until the company is profitable and Board has agreed to salary for each position. Once total funding is raised some employees that are required by FAA/DOT will require a salary to start.

FORWARD LOOKING STATEMENTS

This Memorandum contains forward-looking statements. These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under "Risk Factors and Conflicts of Interest" and elsewhere in this Memorandum. In some cases, you can identify forward-looking statements by terminology such as "may," "expects," "intends," "plans," "anticipates," "believes," "potential," "continue" or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We do not intend to update any of the forward-looking statements after the date of this Memorandum or to conform these statements to actual results.

You should rely only on the information contained in this Memorandum, including any Exhibits. We have not authorized any other person to provide you with information that is different from that contained in this Memorandum. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in, or that can be accessed through, our website is not a part of this Memorandum. We are not making an offer to sell the Units in any jurisdiction where the offer or sale is not permitted.

We use market data and industry forecasts and projections throughout this Memorandum, which we have obtained from third party market research, publicly available information and industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers' experience in the industry and there is no assurance that any of the projected amounts will be achieved. Similarly, we believe that the surveys and market research others have performed are reliable, but we have not independently verified them.


INVESTOR SUITABILITY STANDARDS


The Securities are suitable for those investors whose business and investment experience, either alone or together with an experienced advisor, makes them capable of evaluating the merits and risks of their prospective investment and who can afford the loss of their entire investment in the Securities, and have no need for liquidity in their investment. *See "Risk Factors."*

Restriction imposed by the USA PATRIOT Act and Related Acts

The Notes may not be offered, sold, transferred or delivered, directly or indirectly, to any Unacceptable Investor. The term "Unacceptable Investor" means and includes the following:

1. A person or entity, who is a designated national, specially designated national, specifically designated terrorist, specially designated global terrorist organization, or blocked person within the definitions set forth in the Foreign Assets Control Regulations of the U.S. Treasury Department;

2. A person acting on behalf of or any entity owned or controlled by, any government against whom the U.S. maintains economic sanctions or embargoes under the Regulations of the U.S. Treasury Department;

3. A person or entity who is within the scope of executive Order 13224-Blocking Property and Prohibiting Transactions with Persons Who Commit, threaten to Commit, or Support Terrorism, effective September 24, 2001; or

4. A person or entity subject to additional restrictions imposed by the following statues or regulations and executive orders issued there under: the Trading with the Enemy Act, the Iraq Sanctions Act, the National Emergencies Act, the Antiterrorism and Effective Death Penalty Act of 1996, the International Emergency Economic Powers Act, the United Nations Participation Act, the International Security and Development Cooperation Act, the Nuclear Proliferation Prevention Act of 1994, the Foreign Narcotics Kingpin Designation Act, the Iran and Libya Sanctions Act of 1996, the Cuban Democracy Act, the Cuban Liberty and Democratic Solidarity Act and the Foreign Operation, Export Financing and Related Programs Appropriations Act or any other law of similar import as to any non-U.S. country, as each such act or law has been or may be amended, adjusted, modified or reviewed from time to time.

A PROSPECTIVE INVESTOR IN THE SECURITIES MUST RELY ON THE INVESTOR'S PROFESSIONAL ADVISORS TO DETERMINE WHETHER THE NOTES ARE A SUITABLE INVESTMENT. THIS MEMORANDUM SHALL NOT CONSTITUTE AN OFFER TO SELL TO, OR A SOLICITATION OF AN OFFER TO BUY FROM, ANY PERSON WHO DOES NOT MEET THE SUITABILITY STANDARDS SET FORTH ABOVE.

PROGRESS TO DATE

Gulfstar Air Charters has been and is utilizing the services of executives who have been offered future positions with the company in lieu of any cash, for their services. In some cases, we have paid for services.

DOT APPLICATION: Gulfstar Air Charters, Inc. has completed documentation to file for certificate of Public Convenience and Necessity with the DOT. DOT cannot begin its inspection for Gulfstar Air Charters to satisfy its fitness in management competence, finance and compliance requirements until financing is in place. Gulfstar Airways has also completed documentation to acquire a DOT 380 certificate.

FAR PART 135 CERTIFICATE: Gulfstar Air Charters has filed a letter of intent with the Long Beach FSDO for issuance of an FAR (Federal Aviation Regulations) commonly called CFR 14, Part 135 Air Carrier Certificate. This certificate is required to permit flight operations for hire in the U.S and foreign territory according to the Operation Specifications issued.

In order to obtain the Part 135 Certificate, Gulfstar Air Charters must have qualified & required management team on staff and at least one aircraft identified and leased or purchased and present certain operating manuals for FAA review and approval.

REQUIRED MANUALS are complete and ready for submission including but not limited to: General Operations, Winter, Human Resource, Maintenance, Flight Attendant, Pilot and Flight Attendant Training, Hazardous materials, and Emergency procedure manuals.

AIRCRAFT: Gulfstar Air Charters has identified six such aircraft that are currently available for lease and/or purchase. We have engaged with Embraer Aircraft of Brazil and they are holding four aircraft. We have converted the first plane and need to paint and Carpet.

CONTRACT SERVICE PROVIDERS: Gulfstar Air Charters has conditional arrangements with providers of services for maintenance, crew training, aircraft simulators, crew scheduling and dispatch consulting; however, Gulfstar does not believe it will be able to secure and enter into any binding contracts with such providers until such time that Gulfstar Air Charters becomes adequately funded.

EMPLOYEE TRAINING: All employees will attend the "BASIC INDOCTRINATION" course required by the FAA. This is a 40-hour course that will be trained internally and this course has already been approved by the F.A.A. All flight crews and Mechanics will go through training at Flight Safety International.

GROUND SERVICE - DESTINATION AIRPORTS: Much of the labor of running an airline is spread out among the destination airports, the company has identified and had initial contacts with providers of ground services at our intended airport destinations. Concierges will be directly employed by Gulfstar Air Charters.

AIRPORT GATES: Gulfstar does not require the use of airline terminals or gates with jetways. We use corporate FBO's (Fixed Base Operators). All members will be pre-TSA cleared and background checked to meet the requirements of TSA without inspections. This reduces operational cost by 6% of gross sales. Our aircraft have built-in air stairs for easy boarding at any location.

AIRPORT SLOTS: Gulfstar operations does not require the costly and timely requirement that major airlines must comply with. With our certification, we can go when and where we want as long as it complies with our "Operations Specifications". This means we control the time and place we desire to service, without Government application or approval.

AIRPORT OPERATIONS: Gulfstar Air Charters has had initial contact with all intended airports to determine ramp fees, landing fees and passenger handling capabilities. Gulfstar will not be able to secure and enter into any binding contracts with such operators until such time that we become adequately funded.

EMPLOYEE CONTRACTS: Gulfstar Air Charters has reviewed current wages for each employee in similar positions and will offer very competitive salaries and benefits. Captains will be employed as management and pilots will be required to sign employment contracts as a condition of employment. Thus, reducing union interference or complications.

NOTE: Once working crews and ground staff are hired and trained, the FAA will run some desk top exercises to determine if employees can successfully utilize the manuals and procedures to handle typical situations. Finally, the FAA will likely seek to perform a mini-evacuation evaluation and eventually fly some proving flights between designated routes that Gulfstar Air Charters intends to operate.

This summary does not set forth all of the information that you should consider before investing in the Shares. You should read carefully this Memorandum hereto in its entirety. You should ask questions of the Company and request any additional information you deem necessary prior to making a decision to invest in the Company. As used in this Memorandum, "Company," "we," "our," and "us" refer to GULFSTAR AIR CHARTERS, Inc., except where the context otherwise requires.

An investment in the Securities are speculative and involves a high degree of risk. Prospective investors should retain their own professional advisors to review and evaluate the economic, tax and other consequences of an investment in this private offering, and are not to construe the contents of this Memorandum, or any other information furnished, as legal or tax advice.

RISK FACTORS

Investment in the Securities offered hereby involves a high degree of risk. In addition to the risks and investment considerations discussed elsewhere in this Memorandum, the following factors should be considered prior to purchasing the stock offered hereby.

Risks Related to the Company

We are an early stage business with limited working capital and no history of performance.
The Company was formed to operate scheduled service initially between California cities, Las Vegas, Nevada and Scottsdale, Arizona. Plenty of research and planning to give the best possibility of success, always looking for niche applications that would increase net margins within our company. All expenses, up to this point, have been paid from the start-up funding by the founders with $70,000.00 and no part of Gulf Star companies owe any debt or are past due on any cost incurred. Paul J. Posti is paying many expenses personally. Our only history of performance is the assembly of a very experienced team of volunteers who believe in this venture. In addition, Mr. Posti has started, owned, operated and sold two other aviation and a large lithographic company. Without additional investment by people that believe in our experienced team and excitement to start; our future at Gulfstar will not succeed. We cannot create revenue without aircraft and licenses however, we have spoken to many potential members and they are very excited that we are coming. We may incur some operating losses and have negative net cash flow from operations for the first four to six months.

Expense projections are estimations.

The forecasts prepared as to the capital requirements, personnel, equipment and facilities required for its proposed operations are reasonable. However, based on past experience, current rates and prices quoted and monitoring the "Brent Spot" average fuel prices and estimates; our accuracy is as close as it can be. Capital requirements for our operations have been estimated based upon known and reasonably foreseeable costs, as well as limited contingency for unforeseen expenses. There is no assurance that actual expenditures will align with forecasts and that currently anticipated capital needs will be sufficient to accommodate operations.

Our basis for all estimates of operation and cost are based on the past two years of research and reviewing other company's failures and successes. Creating a company that avoids the failures by solving the mistakes of other start-ups in the aviation air transportation field before they happen.

Revenues are NOT generated by waiting for a consumer to call or by selling tickets! Our revenues are from monthly dues paid by subscribing members. This business model is more lucrative because the company can project accurate revenues into the future and need not rely on ticket sales. We conservatively plan on starting with 800 members and adding 125 new members each month to 1,200 members by the end of the first year.

Our projections are speculative.

Our sales and revenue projections have been estimated by using approximations of the available and applicable market. Furthermore, they have been based upon assumptions of certain market penetration and market capture. There is no way to determine the amount of future actual sales and revenues, and there is no assurance that the amount will not be less than those anticipated. Additionally, there is no assurance we will capture the market share anticipated in the projected time period, or at all.

Limited liquidity and no net worth.

As of the date of the Memorandum, the Company has little net worth and accordingly, its ability to commence operations is dependent upon the success of this Offering. See "Use of Proceeds and Financing Needs." The company opened an account with $70,000.00 in Bank of America. Much of these funds have been used for legal, accounting, R&D, web design, office and phone service with a current balance of $5,500. In addition, Mr. Paul J. Posti has used, and is currently using his personal credit cards to pay for some expenses.

There are uncertainties regarding the market for our proposed service.

In formulating its business plan, the Company has relied principally on the judgment of its management and available market information. No external market studies by third parties have been conducted concerning the demand for the specific services proposed to be offered by the Company. While certain members of the Company's management have experience in commercial and corporate VIP aviation, the Company itself has not had any direct operating experience in Subscription market and therefore has no basis, other than management's judgment based on research, industry data, and calculations on which to project the volume of traffic and the amount of revenues that its planned operations will generate and other expenses to be incurred.

We must obtain approval from multiple government agencies prior to commencing flight operations.

The Company will need to obtain approval from the FAA and DOT prior to commencing flight operations. The DOT's specific concerns are with Gulfstar's fitness in management, finances and compliance disposition. Gulfstar Air Charters has identified potential candidates to fill required positions, however those positions cannot be filled until funding is obtained that will enable Gulfstar to compensate those executives. Gulfstar plans to raise capital through this private placement memorandum. Although Gulfstar seeks to raise a total funding between $10,000,000 and $15,000,000, we need $8,000,000 in order to commence flight operations. The lessor amount will allow us to lease our aircraft, paint and interior, DOT and FAA certification and complete our marketing plan to sign-up members; thus, generating sales into escrow.

Subject to weather factors and seasonal variations.

Flight operations are vulnerable to severe weather conditions in parts of the country where we may operate that could disrupt service, create air traffic control problems, and increase costs. This has been taken into consideration and planning and therefore we do not plan on operating in the high snow risk areas as deicing cost can completely eliminate profits. Our greatest risk is fog at low lying costal airports. That is why the major airlines have little profits in quarter one and four and large profits in quarter two and three. Our profit margins are stable and predictable.

Airline bankruptcies

Airlines go into bankruptcy for a myriad of reasons. Poor planning for fuel fluctuations, trying to reduce ticket price to be competitive, high management salaries, unions try to run the airline, buying/leasing **new** aircraft at high price, to fast of growth and expansion rate, poor management guidance and decisions, old fashion operational policies, old technology and not keeping up with what the passenger wants. These are just a few of the reasons and they can all be overcome with good teamwork and educated leadership. Lack of sales will not be a concern as we are a subscription membership club with funds paid in whether the member flies or not.

Additional Important Factors

The following important factors, among others, could cause actual results to differ from those indicated in forward-looking statements made in this document. The following factors contain some forward-looking statements. As described in the prior section, forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as "anticipate" "estimate" "expect," "project," intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance, future performance or results of current and anticipated sales and marketing efforts, expenses, the outcome of contingencies, and other financial results. From time to time, we may also provide oral or written forward-looking statements in other materials we release to the public.

Any or all of our forward-looking statements in this PPM and in any other public statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in the discussion below will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

We do not undertake any obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Risks Relating to our Financial Position and Need for Additional Capital

Projections: forward looking information.

The financial projections included in this PPM are based upon a number of estimates and assumptions that are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and which could have a material adverse effect on our business, financial condition, results of operations and future prospects. The Company's projections are based upon a presumed financial performance of the Company, the addition of a sophisticated and well-funded marketing plan, and other factors influencing the business of the Company. The projections are based on Management's best estimate of the probable results of operations of the Company, based on present circumstances, and have been reviewed by the Company's accountant. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, may not materialize due the occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations may vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into the Company's market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect positive future results of the Company's operations, those results cannot be guaranteed.

Inadequacy of funds.

At this time, management see's the need for additional funding beyond the initial investment of $100,000. A minimum of approximately $10,000,000 and a maximum of approximately $15,000,000 must be realized to ensure the success of this start-up. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's current business plans. If only a fraction of this Offering is sold, or if certain assumptions contained in management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business and may need debt financing or other capital investment to fully implement the Company's business plans.

Exit Plans.

The board and management set this company to have the same exit plans as Boeing, General Motors, Ford, Coca-Cola, United and Southwest Airlines; and looking for investors who are not looking for a fast buck. Gulfstar is looking for long term investors/partners who are looking for stable long-term returns. We intend to grow to other markets, possibility to buy other operators. Aviation is a Technology company! Aviation employs the task of piloting an aircraft which requires a vast amount of *knowledge* in a *particular area*, using that *knowledge* in a *practical application* and in a manner using a *technical process* to keep that aircraft in the sky when required. (Webster)

Risks of borrowing.

If the Company incurs indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of members of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition. There are no current loans by the company.

Control by Management

Some investors have voting rights and we welcome guidance, suggestions and information. The founders and creators of Gulfstar companies respect and welcome the advice given by investors however, for the safety of all the investors and employees that depend on sound experienced aviation decisions to lead the company, there is only one Captain on this flight who works with the aviation team. Decisions on operations of the company will be made by FAA authorized, and aviation experienced management of the company.

OPERATIONAL PLAN

Management has taken the successful formula of Southwest Airlines and applied it to Gulfstar start-up, and by adding the element of the Subscription model, has created a new category of air travel. Start with four pre-owned aircraft and local routes where service is needed. Expanding the territory as member demand grows. This will allow low overhead, while serving the community competitively, giving the Company the best opportunity for success.

NOTE: You are investing in Gulfstar Air Charters, Inc. (The Direct Operator) who will supply all services required by Gulfstar Airways, LLC (the members club with no assets). Air Charters will supply, but not limited to: aircraft, manpower and all operations required to maintain service to the club. DOT and FAA regulations require this complex set of rules and two companies to operate scheduled air service with the use of jet aircraft and up to 30 seats. Gulfstar **Air Charters**, Inc. has all the assets and Gulfstar Airways, LLC has no assets. Airways only purpose is to collect the funds from the members and pay Gulfstar Air Charters, Inc.

FIDUCIARY RESPONSIBILITIES OF THE DIRECTORS AND OFFICERS OF THE COMPANY

GENERAL

Officers and Directors of the Company are accountable to the Company as fiduciaries and such Officers and Directors are required to exercise good faith and integrity in managing the Company's affairs and policies. Each Gulfstar investor, or their duly authorized representative, may inspect the books and records of the Company at any time during normal business hours. A Noteholder may be able to bring an action on behalf of himself in the event the Noteholder has suffered losses in connection with the purchase or sale of the Security(s) in the Company, due to a breach of fiduciary duty by an officer or Director of the company, in connection with the sale or purchase, including the misrepresentation or misapplication by any such Officer or Director of the proceeds from the sale of these Shares, and may be liable to recover such losses from the Company.

INDEMNIFICATION

Indemnification is permitted by the Company to directors, officers or controlling persons pursuant to California law. Indemnification includes expenses, such as attorneys' fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person and arising from their relationship with the Company, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.